Locke Liddell & Sapp LLP
                             Attorneys & Counselors
2200 Ross Avenue                                                 (214) 740-8000
Suite 2200                                                  Fax: (214) 740-8800
Dallas, Texas  75201-6776                                  www.lockeliddell.com

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                                                   Direct Number: (214) 740-8623
                                            email: dglendenning@lockeliddell.com


                                  July 6, 2005


Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

  Re:   Kronos International, Inc.
        Amendment No. 1 to Registration Statement on Form S-4 filed June 3, 2005 Annual Report on Form 10-K for the year ended December 31, 2004
        File Nos.:  333-123680 and 333-100047

Ladies and Gentlemen:

     The following are the responses of Kronos International, Inc. ("Kronos") to the comments contained in the Staff's comment letter dated June 24, 2005 (the "Comment Letter") concerning the above-referenced Registration Statement on Form S-4. Amendment No. 2 to the Form S-4 is filed herewith. The responses are numbered to correspond to the numbers of the Comment Letter.

Management's Discussion and Analysis, page 28 Cash, Cash Equivalents, Restricted Cash and Restricted Marketable Debt, page 39

1. We note your response to our prior comment 33. Please revise to clarify a time frame for short term and long term basis. In that regard, we reissue our prior comment 33.

     The requested disclosure has been added. Please see page 43.

Material Tax Considerations, page 93

2. We note your revisions in response to our prior comment 44 and your continued use of a short-form tax opinion. It is not appropriate to use a short-form tax opinion and merely states that "it is the opinion" that the discussion "describes" the material tax consequences. You must state affirmatively here and in your short-form tax opinion that this discussion is Locke Liddell & Sapp's opinion. In that regard, we reissue prior comments 44 and 53.

     The requested revisions have been made on Exhibit 8.1 and page 81.

Exhibit 5.1 - Legal Opinion

3. We note the revisions pursuant to prior comment 51. It appears that you continue to "carve out" expertise, or responsibility for, Delaware and New York law. Since you are a Delaware company, counsel must opine on the laws of Delaware. Please note, the Commission shares in the generally accepted proposition that all lawyers are deemed capable of opining on Delaware law. Since you are issuing notes pursuant to an indenture governed by New York law, counsel must opine on New York law, including New York contract law. Please provide an opinion consistent with the requirement of Item 601(b)(5) of Regulation S-K.

     The legal opinion filed as Exhibit 5.1 has been revised in response to the Staff's comment.

Exhibit 12.1

4. We have read your response to comment 54 from our letter dated April 27, 2005. Since debt is being registered, the ratio of earnings to fixed charges should be disclosed in the filing. Please revise your exhibit to show the calculation of your ratio of earnings to fixed charges. You may also disclose both the ratio of earnings to fix charges and the ratio of earnings to combined fixed charges and preferred dividends. See Item 503(d) of Regulation S-K.

     The requested disclosure has been added, and Kronos will present both (i) the ratio of earnings to fixed charges and (ii) the ratio of earnings to combined fixed charges and preferred dividends. Please see page 28 and
     Exhibit 12.2.

     If you have any questions, please do not hesitate to contact the undersigned at (214) 740-8623.

                                                     Very truly yours,



                                                     Don M. Glendenning